PROSPECTUS SUPPLEMENT
---------------------
(To Prospectus dated December 31, 1997)


                              2,049,587 Shares

                       SECURITY CAPITAL PACIFIC TRUST

                    Common Shares of Beneficial Interest
                        (par value $1.00 per share)

                    ------------------------------------


         Security Capital Pacific Trust ("PTR") is an internally managed equity real estate investment trust ("REIT") whose objective is to be the preeminent real estate operating company focusing on the development, acquisition, operation and long-term ownership of multifamily communities in its target markets. PTR has elected to be taxed as a REIT for federal income tax purposes and pays regular quarterly distributions to its shareholders.

         All of the common shares of beneficial interest of PTR, par value $1.00 per share (the "Common Shares"), offered hereby are being offered by PTR (the "Offering"). See "Underwriting."

         The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "PTR." On April 23, 1998, the last reported sale price of the Common Shares on the NYSE was $22.6875 per Common Share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
         ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter") has agreed to purchase the Common Shares from PTR at a price of $21.4964 per share, resulting in aggregate proceeds to PTR of $44,058,742, before payment of expenses by PTR estimated to be $50,000, subject to the terms and conditions set forth in the Underwriting Agreement. The Underwriter intends to deposit the Common Shares, valued at the last reported sales price, with the trustee of the Equity Investor Fund Cohen & Steers Realty Majors Portfolio (A Unit Investment Trust) (the "Trust") in exchange for units in the Trust. See "Underwriting." The units of the Trust will be sold to investors at a price based upon the net asset value of the securities in the Trust. For purposes of this calculation, the value of the Common Shares as of the evaluation time for units of the Trust on April 23, 1998 was $22.6875 per Common Share.

     PTR has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

         The Common Shares are offered by the Underwriter subject to prior sale, when, as and if issued to and accepted by it, subject to certain conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Common Shares will be made in New York, New York on or about April 29, 1998.

                    ------------------------------------


                            Merrill Lynch & Co.


                    ------------------------------------


                 The date of this Prospectus Supplement is
                              April 23, 1998.



     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN
TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON SHARES IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


         No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by PTR or the Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, the shares in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. Neither delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the facts set forth in this Prospectus Supplement and the accompanying Prospectus or in the affairs of PTR since the date hereof.

                         -------------------------


                             TABLE OF CONTENTS

          Prospectus Supplement                                         Page
                                                                        ----
Forward-Looking Statements...............................................S-2
Security Capital Pacific Trust...........................................S-3
Recent Developments......................................................S-3
Use of Proceeds..........................................................S-5
Price Range of Common Shares
       and Distributions.................................................S-5
Federal Income Tax Considerations........................................S-6
Underwriting.............................................................S-7
Validity of Common Shares................................................S-8
Experts..................................................................S-8

        Prospectus
        ----------                                                      Page
                                                                        ----
Security Capital Pacific Trust.............................................2
Use of Proceeds............................................................2
Ratio Information..........................................................2
Description of Debt Securities.............................................3
Description of Preferred Shares...........................................17
Description of Common Shares...................... .......................22
Federal Income Tax Considerations.........................................24
Plan of Distribution......................................................31
Experts...................................................................32
Legal Matters.............................................................33
Available Information.....................................................33
Incorporation by Reference................................................33


                         FORWARD-LOOKING STATEMENTS

         This Prospectus Supplement and certain documents incorporated by reference herein contain forward-looking statements under the federal securities laws. These statements are based on current expectations, estimates and projections about the industry and markets in which PTR operates, management's beliefs and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain credit risks and uncertainties which are difficult to predict. Actual operating results may be affected by changes in national and local economic conditions, competitive market conditions, weather, obtaining governmental approvals and meeting development schedules, and therefore, may differ materially from what is expressed in this Prospectus Supplement or in documents incorporated herein by reference.


                      SECURITY CAPITAL PACIFIC TRUST


         PTR is an internally managed equity REIT which was formed in 1963. PTR's principal focus is to generate long-term, sustainable growth in per share cash flow while providing outstanding service to its customers. PTR's objective is to be the preeminent real estate operating company focusing on the development, acquisition, operation and long-term ownership of multifamily communities in the growing markets of the United States. See "Business" in PTR's Annual Report on Form 10-K for the year ended December 31, 1997 (the "Form 10-K").


                            RECENT DEVELOPMENTS

Note Offering

         On March 3, 1998, PTR raised approximately $123.8 million of net proceeds from an underwritten offering of 7.20% Notes due 2013. PTR used the proceeds of this offering to repay borrowings under PTR's $350 million unsecured revolving line of credit (the "Line") and its short-term borrowing agreement with Chase Bank of Texas, National Association (the "Chase Agreement"). Borrowings under the Line and the Chase Agreement were used for the development and acquisition of multifamily communities and for working capital purposes.

Merger

         On April 2, 1998, PTR announced that it had entered into an Agreement and Plan of Merger dated as of April 1, 1998 by and between Security Capital Atlantic Incorporated ("ATLANTIC") and PTR (the "Merger Agreement") pursuant to which ATLANTIC will be merged with and into PTR (the "Merger"), which will be the surviving entity, and that, in consideration therefor, each outstanding share of ATLANTIC common stock (the "ATLANTIC Shares") will be converted into the right to receive one Common Share and each share of ATLANTIC Series A Cumulative Redeemable Preferred Stock will be converted into the right to receive one share of PTR Series C Cumulative Redeemable Preferred Stock. In addition, PTR will assume all of ATLANTIC's outstanding debt ($546.9 million at March 31, 1998) and other liabilities upon the closing of the Merger. Security Capital Group Incorporated ("Security Capital") owns approximately 49.9% of the outstanding ATLANTIC Shares and approximately 33.0% of the outstanding Common Shares. Pursuant to the terms of the Merger Agreement, the Merger requires the approval of a majority of the outstanding ATLANTIC Shares and the approval of two-thirds of the outstanding Common Shares. No approval by the holders of any series of PTR or ATLANTIC preferred shares is required to consummate the Merger. The Merger Agreement contemplates that the Merger will constitute a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and that the Merger will be accounted for as a purchase. Subject to certain terms and conditions, Security Capital has agreed to vote its ATLANTIC Shares and Common Shares in favor of the Merger.


         It is expected that the Merger will be completed in August 1998. Upon the consummation of the Merger, PTR will change its name to Archstone Communities Trust ("Archstone") and its distribution level is expected to be adjusted to an annualized level of $1.42 per Common Share, a 4.4% increase over PTR's current 1997 distribution level of $1.36 per Common Share. The dividend increase will allow Archstone to maintain essentially the same 1998 payout ratio PTR had in place prior to the consummation of the Merger.
                                                          S-4

First Quarter Results

         The following table sets forth PTR's preliminary unaudited operating results for the three months ended March 31, 1998 and 1997 (in thousands, except for per-share data). These operating results are not necessarily indicative of the results to be expected for the entire year.

                                                     Three Months Ended
                                                          March 31,
                                               ------------------------------
                                                        1998             1997
                                                        ----             ----
Total revenues......................................  $95,611          $83,494
Net earnings attributable to Common Shares..........  $40,071          $40,576
Net earnings attributable to Common Shares per share:
         Basic......................................    $0.43            $0.53
         Diluted....................................    $0.42            $0.51
Weighted-average Common Shares outstanding:
         Basic EPS................................     92,783           75,872
         Diluted EPS .............................     99,970           84,326
Common Share cash distributions paid..............    $31,495          $24,712
Reconciliation of net earnings attributable to
 Common Shares to Funds From Operations attributable
 to Common Shares:
 Net earnings attributable to Common Shares           $40,071          $40,576
Add (Deduct):
         Depreciation on real estate investments....   16,258           12,049
         Gain on disposition of depreciated real
          estate...................................  (15,484)         (25,335)
         Other, net...............................      (432)            1,255
                                                     ----------      ----------
Funds From Operations attributable to Common
 Shares(1).......................................    $40,413          $28,545
                                                     =======          =======
Cash Flow Summary:
         Net cash provided by operating activities.. $34,151          $22,725
         Net cash used by investing activities.....($36,227)        ($114,035)
         Net cash provided by financing activities.. $2,459           $93,650

-----------------------


(1) Funds From Operations is defined as net earnings computed in accordance with GAAP, excluding real estate depreciation, gains (or losses) from depreciated real estate, provisions for possible losses, non-cash interest income from Homestead Notes, extraordinary items, and significant non-recurring items. PTR believes that Funds From Operations is helpful to the reader as a measure of the performance of an equity REIT because, along with cash flow from operating, investing and financing activities, it provides the reader with an indication of the ability of PTR to incur and service debt, to make capital expenditures and to fund other cash needs. The Funds From Operations measure presented by PTR, while consistent with the NAREIT definition, will not be comparable to similarly titled measures of other REITs which do not compute Funds From Operations in a manner consistent with PTR. Funds From Operations should not be considered as an alternative to net earnings or any other GAAP measurement of performance as an indicator of PTR's operating performance or as an alternative to cash flows from operating, investing, or financing activities as a measure of liquidity. Funds From Operations is not intended to represent cash made available to shareholders. Cash distributions paid to common shareholders are summarized above.


                              USE OF PROCEEDS

         The net proceeds to PTR from the sale of the Common Shares offered hereby are expected to be approximately $44,008,742, all of which are expected to be used to repay borrowings under the Line and the Chase Agreement. The Line bears interest at the greater of prime (8.50% at April 15, 1998) or the federal funds rate plus 0.50% (5.875% at April 15, 1998) or, at PTR's option, LIBOR plus 0.75% (6.4375% at April 15, 1998). The spread over LIBOR can vary from LIBOR plus 0.50% to LIBOR plus 1.50% based upon the rating of PTR's unsecured senior debt. The Line is scheduled to mature in August 1999 (which maturity date can be extended annually for an additional year with the approval of the lenders). Loans under the Chase Agreement bear interest at an overnight rate, which has ranged from 5.94% to 7.13%. At April 15, 1998, $150.0 million of borrowings was outstanding under the Line and $28.6 million of borrowings was outstanding under the Chase Agreement. PTR expects to make additional borrowings under the Line and the Chase Agreement following the Offering. Borrowings under the Line and the Chase Agreement are used for the development or acquisition of multifamily communities and for working capital purposes.

               PRICE RANGE OF COMMON SHARES AND DISTRIBUTIONS

         The Common Shares are listed on the NYSE under the symbol "PTR". The following table sets forth the high and low sales prices of the Common Shares as reported in the NYSE Composite Tape and cash distributions per Common Share for the periods indicated.

                                                                     Cash
                                          High        Low        Distributions
1996                                     ------     -------     --------------
    First Quarter.....................   $22-1/4    $19 1/4         $0.310
    Second Quarter....................   $22-3/8    $20 1/2         $0.310
    Third Quarter.....................   $22-5/8    $20 1/4         $0.310
    Fourth Quarter....................   $23-5/8    $19             $0.310
1997
    First Quarter.....................   $25-1/8    $21             $0.325
    Second Quarter ...................   $24-1/4    $21-1/2         $0.325
    Third Quarter.....................   $24-3/8    $21-5/8         $0.325
    Fourth Quarter....................   $25-1/8    $21-7/8         $0.325
1998
    First Quarter.....................   $24-1/2    $22-1/8         $0.340
    Second Quarter (through April 23).   $24-1/16   $22-7/16         --


         In addition to the quarterly cash distributions shown above, the following distributions were made to PTR's shareholders:

(i) PTR made a special distribution of 0.125694 shares of common stock of Homestead Village Incorporated ("Homestead") and warrants to purchase 0.084326 shares of Homestead common stock per Common Share (the "Homestead Distribution") to holders of Common Shares on November 12, 1996. The securities distributed in the Homestead Distribution had a market value of $3.032 per Common Share based on the closing prices of such securities on the American Stock Exchange on November 11, 1996, the day prior to the distribution date. The Homestead Distribution resulted in an adjustment of $3.125 per Common Share ($21.875 before and $18.750 after) on the NYSE on November 12, 1996.

     (ii) After the closing of the acquisition of the former PTR property manager and PTR REIT manager from Security Capital on September 9, 1997 (the "1997 Merger"), Security Capital issued pro rata directly to holders of Common Shares and Series A preferred shares (other than Security Capital) $102.0 million of warrants to acquire 3,644,430 shares of Class B common stock of Security Capital. PTR common shareholders received 0.052646 warrants for each Common Share held and Series A preferred shareholders received 0.070909 warrants for each Series A preferred share held. Each warrant can be exercised for one share of Security Capital Class B common stock at an exercise price of $28 per share through September 18, 1998. Security Capital issued these warrants to PTR shareholders as an incentive to vote in favor of the 1997 Merger and to raise additional equity capital at a relatively low cost, in addition to other benefits. The warrants are traded on the NYSE and the April 23, 1998 closing price was $3.3125.

         As of April 15, 1998, PTR had 93,019,851 Common Shares outstanding, approximately 3,000 record holders of Common Shares and approximately 22,500 beneficial holders of Common Shares.

         See "Market for Registrant's Common Equity and Related Stockholder Matters" in the Form 10-K for a discussion of distributions.


                     FEDERAL INCOME TAX CONSIDERATIONS

Federal Income Tax Considerations Relating to the Merger

         The following is a summary of the material U.S. federal income tax consequences of the Merger . To the extent this summary discusses matters of law, it is based upon the opinion of Mayer, Brown & Platt. This summary is based upon the current provisions of the Code, its legislative history, Treasury regulations, administrative pronouncements and judicial decisions, all of which are subject to change, possibly with retroactive effect. This summary does not purport to be a complete discussion of all U.S. federal income tax consequences relating to the Merger. This summary does not address the tax consequences of the Merger under the state, local or non-U.S. tax laws. In addition, this summary may not apply, in whole or in part, to particular categories of prospective PTR shareholders, such as financial institutions, broker-dealers, life insurance companies, tax-exempt organizations, investment companies, foreign taxpayers, individuals who received Common Shares pursuant to stock options, restricted stock programs or in other compensatory transactions, and other special status taxpayers. Finally, a tax ruling from the Internal Revenue Service (the "IRS") has not been requested. This summary is included for general information only. All prospective PTR shareholders are urged to consult their own tax advisors to determine the specific tax consequences of the Merger, including any state, local and non-U.S. tax consequences.

         In connection with the Merger, Mayer, Brown & Platt will deliver its opinion that, based upon certain representations of ATLANTIC and PTR, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. However, no ruling from the IRS will be sought with respect to the federal income tax consequences of the Merger, and there can be no complete assurance that the IRS will agree with the conclusions set forth herein. The discussion below assumes that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

         No gain or loss will be recognized by ATLANTIC or PTR or a holder of Common Shares as a result of the Merger. Furthermore, the tax basis and holding period of the Common Shares owned by a holder will not change as a result of the Merger.

         In connection with the Merger, Mayer, Brown & Platt will also deliver its opinion that, based upon certain representations of ATLANTIC and PTR, the consummation of the Merger will not jeopardize the status of PTR as a REIT under the Code. PTR intends to operate in a manner which permits it to satisfy the requirements for taxation as a REIT under applicable provisions of the Code, but no assurance can be given that these requirements will be met.

Other Federal Income Tax Considerations

         The Internal Revenue Service (the "Service") has issued Notice 97-64, which provides guidance on how REITs and their shareholders are to apply the new capital gain rates. Notice 97-64 provides generally that PTR may classify portions of its designated capital gain dividends and deemed distributions or retained capital gains as (i) a 20% rate gain distribution (which would be taxed as capital gain in the 20% group), (ii) an unrecaptured Section 1250 gain distribution (which would be taxed as capital gain in the 25% group), or (iii) a 28% rate gain distribution (which would be taxed as capital gain in the 28% group). If no designation is made, the entire designated capital gain dividend will be treated as a 28% rate capital gain distribution. Notice 97-64 provides that PTR must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if
PTR were an individual whose ordinary income was subject to a marginal tax rate of at least 28%. See "Federal Income Tax Considerations--Taxation of PTR's Shareholders--Taxation of Taxable Domestic Shareholders" in the accompanying Prospectus.


                                UNDERWRITING

         Subject to the terms and conditions contained in the pricing agreement and the related underwriting agreement (collectively, the "Underwriting Agreement"), PTR has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from PTR, 2,049,587 Common Shares. The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent, and that the Underwriter will be obligated to purchase all of such Common Shares if any are purchased.

         The Underwriter intends to deposit the Common Shares offered hereby with the Trust, a registered unit investment trust under the Investment Company Act of 1940, as amended, for which the Underwriter acts as sponsor and depositor, in exchange for units of the Trust. The
Underwriter is an affiliate of the Trust.

         In the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect thereof.

         In connection with the Offering, the rules of the Securities and Exchange Commission permit the Underwriter to engage in certain transactions that stabilize the price of the Common Shares. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Shares. If the Underwriter creates a short position in the Common Shares in connection with the Offering (i.e., if it sells more Common Shares than are set forth on the cover page of this Prospectus Supplement), the Underwriter may reduce that short position by purchasing Common Shares in the open market.

         In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

         Neither PTR nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

         From time to time in the ordinary course of its business, the Underwriter and its affiliates have provided and may in the future provide investment banking, commercial banking and other financial services to PTR and its affiliates.

         The Common Shares are listed on the NYSE under the symbol "PTR". PTR has applied for listing of the Common Shares offered hereby on the NYSE.





                         VALIDITY OF COMMON SHARES

         The validity of the issuance of the Common Shares offered pursuant to this Prospectus Supplement will be passed upon for PTR by Mayer, Brown & Platt, Chicago, Illinois, and for the Underwriter by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely as to all matters of Maryland law upon the opinion of Neuberger, Quinn, Gielin, Rubin & Gibber, P.A., Baltimore, Maryland.

                                  EXPERTS

         The financial statements of PTR as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, and the related schedule incorporated by reference into the accompanying Prospectus, have been incorporated by reference into the accompanying Prospectus and in the Registration Statement of which the accompanying Prospectus forms a part in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference in the accompanying Prospectus and upon the authority of said firm as experts in accounting and auditing.